EXHIBIT 6

Chunghwa Telecom

November 12, 2012

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Oct 2012

1)               Sales volume (NT$ Thousand)

Period	Items	2012	2011	Changes	%

Oct	Invoice amount	16,037,505	16,138,467	(-)100,962	(-)0.63%

Jan-Oct	Invoice amount	163,973,250	163,108,919	(+)864,331	(+)0.53%

Oct	Net sales	15,694,394	15,791,082	(-)96,688	(-)0.61%

Jan-Oct	Net sales	157,291,022	160,361,321	(-)3,070,299	(-)1.91%

b                  Trading purpose : None